Filed by AIR Holdings Ltd.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies: AIR Limited

Cantor Equity Partners III, Inc., Commission File No. 001-42716

Date: December 9, 2025

Exhibit 99.1 Global Innovation Leader in Social Inhalation Investor Presentation December 2025

Disclaimer The following presentation, the information communicated during any delivery of the presentation and any question-and-answer session, and any other materials distributed at or in connection with the presentation (collectively, this “presentation”) has been prepared by AIR Limited (“AIR”). This presentation and information contained herein constitutes confidential information and is provided to you on the condition that you agree that you will hold it in strict confidence and not reproduce, disclose, forward or distribute it in whole or in part without the prior written consent of AIR and is intended for the recipient hereof only. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy securities of AIR, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. This presentation does not constitute a “prospectus” within the meaning of the Securities Act of 1933, as amended. Any decision to purchase securities of AIR should be made solely on the basis of the information contained in a prospectus or other offering document to be issued by AIR in relation to a specific offering. None of the information contained herein has been filed with the U.S. Securities and Exchange Commission (the “SEC”), any securities administrator under any securities laws of any U.S. or non-U.S. jurisdiction or any other U.S. or non-U.S. governmental or self-regulatory authority. No such governmental or self-regulatory authority will pass on the merits of any offering of interests involving AIR or the adequacy of the information contained herein. Any representation to the contrary is unlawful. No Representations and Warranties This presentation is for informational purposes only. This presentation is not intended to form the basis of any investment decision and does not constitute investment, tax or legal advice. No representation or warranty, express or implied, is or will be given by AIR or any of its affiliates, directors, officers, employees or advisers or any other person as to the accuracy or completeness of the information in this presentation, and no responsibility or liability whatsoever is accepted for the accuracy or sufficiency thereof or for any errors, omissions or misstatements, negligent or otherwise, relating thereto. The information contained in this presentation is derived from various internal and external sources, is preliminary in nature and is subject to change, and any such changes may be material. We prepare our financial statements in accordance with International Financial Reporting Standards (“IFRS”) promulgated by the International Standards Accounting Board. The financial information contained in this presentation is, as of date of this presentation, not audited in accordance with the standards set forth by the Public Company Accounting Oversight Board (“PCAOB”). The financial information as of and for the six months ended September 30, 2025, and 2024 is neither audited, including in accordance with the PCAOB standards, nor reviewed by AIR’s independent auditors . Such information presented herein is subject to change and is expected to be superseded by financial information, prepared for the financial year ending December 31, 2025. Any data on past performance contained herein is not an indication as to future performance and should not be relied upon as an indication of future performance. AIR disclaims any duty to update the information contained in this presentation. Viewers of this presentation should each make their own evaluation of AIR and of the relevance and adequacy of the information contained herein and should make such other investigations as they deem necessary. Industry and Market Data In this presentation, AIR relies on and refers to certain information and statistics obtained from third-party sources which it believes to be reliable. AIR has not independently verified the accuracy or completeness of any such third-party information. Forward-Looking Statements This presentation includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. AIR’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect”, “estimate”, “project”, “budget”, “forecast”, “anticipate”, “intend”, “plan”, “may”, “will”, “could”, “should”, “believes”, “predicts”, “potential”, “continue”, and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, statements regarding AIR’s intentions, beliefs or current expectations concerning, among other things, product introduction, partnerships and collaborations, results of operations, financial condition, liquidity, prospects, growth and strategies. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the control of AIR and are difficult to predict. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. AIR undertakes or accepts no obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based. Trademarks This presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners and does not imply an affiliation with, or endorsement by, the owners of these trademarks, service marks, trade names and copyrights. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, SM © or © symbols, but AIR will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. Use of Non-IFRS Financial Measures This presentation includes certain financial measures that are not prepared in accordance with the IFRS as promulgated by the International Standards Accounting Board and that may be different from non‐IFRS financial measures used by other companies, such as Adjusted EBITDA, Adjusted EBITDA Margin and Net Operating Cash Conversion. These non‐IFRS measures, and other measures that are calculated using these non‐IFRS measures, are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with IFRS and should not be considered as an alternative to profit for the year, net cash generated from operating activities or any other performance measures derived in accordance with IFRS. AIR believes that these non‐IFRS measures of financial results provide useful supplemental information to investors. However, there are a number of limitations related to the use of these non‐IFRS measures and their nearest IFRS equivalents. For example, other companies may calculate non‐IFRS measures diﬀerently, or may use other measures to calculate their financial performance, and therefore AIR’s non‐IFRS measures may not be directly comparable to similarly titled measures of other companies. Figures of non-IFRS measures presented in this presentation are unaudited and unreviewed by AIR’s independent auditors and could be subject to change. 2

Globally Proven Leaders with Expertise in Tobacco, Fast Moving Consumer Goods, Engineering and Premium Electronics

PRESENTING TODAY



Stuart Brazier
Chief Executive Officer

29



Bassem Lotfy
Chief Financial Officer

28



Jorge Güil
Chief Marketing Officer

21

Previous Experience

Chief Financial Officer, AIR
Head of Finance European Division
Area Director for North Africa
BAT

Finance Director for the Middle East Area
Finance Director for Central Europe North
BAT

General Manager Marketing & Innovation China
Global Category Director Disinfection
reckitt

OTHER RELEVANT MANAGEMENT



Steve Wichary
EVP New Growth Categories
33



Ronan Barry
Chief Regulatory & Legal Officer
19



Paul Dawson
Chief Product Officer
25



Ashok Bhat
Chief Supply and Operations Officer
28



Shane George
Chief People Officer
15



Joe Bilman
Chief Digital Officer
30

Previous Experience

Steve Wichary	Ronan Barry	Paul Dawson	Ashok Bhat	Shane George	Joe Bilman
Global President dyson	Group Head of Regulatory Affairs BAT	Vice President of Personal Care dyson	Global Head of Supply Chain dyson	VP HR, North America Hygiene reckitt	Chief Digital Officer Vericast Chief Business Officer, NEOU Chief Product Officer, Fox Mobile VERICAST NEOU

Years of Experience in Tobacco, Fast Moving Consumer Goods, Engineering and Premium Electronics

air advanced inhalation rituals
3

AIR At a Glance

Core Business | Global Market Leader with a Superior Portfolio of Brands with Unmatched Customer Awareness

Global Market Leader
Larger than the Next 4 Competitors Combined[1]

3
of 5 best selling flavours globally belong to the Al Fakher brand[2]

60%-65%[3] market share in the USA
Largest Market by Gross Margin

~1bn
Hookah servings per year[4]

8
Production facilities[5]

Capex-light model enables superior ROCE[6]

Scalable operations with limited infrastructure investment

Brand strength supports high margins

$374MM
FY24 Revenue excluding New Growth Market segment[7]
~5% 2020-24 CAGR

$148MM
FY24 Adj. EBITDA excluding New Growth Market segment[7][8]
40% FY24 Adj. EBITDA Margin *excluding New Growth Market segment*[7][9]

$150MM(Consolidated)
FY24 Net Cash Generated from Operating Activities
88% Net Operating Cash Conversion[10]

Innovation | Pioneer Revolutionising the Industry

2023
OOKA
Year of Launch[13]

November '25
VANT Market Test

$115MM+
Investment in OOKA & VANT
(FY2019 to H1'25)

~150
Patent Portfolio across our products as of 30th Nov '25[11]

500K+
OOKA Pods Sold Since Launch[12]

Notes:
1. Based on Arthur D Little Industry Report 2025
2. Based on Arthur D. Little Industry Report 2025. Based on company flavour-level sales data and ADL's market size estimates, these 3 flavours together account for ~30% of the global market (excluding Russia and Turkey). This includes variants of Two Apples
3. Based on Arthur D. Little Industry Report 2025
4. Calculated based on total sales volume for the year 2024 divided by an average serving size of ~25g
5. Of which 5 facilities operated by third parties
6. ROCE refers to Return on Capital Employed
7. New Growth Markets segment covers our offering under the OOKA brand, including proprietary devices and related consumables, modern oral nicotine pouches and both nicotine and non-nicotine inhalation devices under the VANT and Crown Switch brands
8. Adj. EBITDA is defined as EBITDA excluding non-recurring expenses, share-based compensation, foreign exchange gains/losses, and other non-operational items
9. Adj. EBITDA Margin is calculated as Adj. EBITDA divided by revenue
10. 2020-2024 average. Net Operating Cash Conversion is defined as net cash generated from operating activities divided by Adj. EBITDA. A reconciliation to the nearest IFRS measure can be found in the appendix
11. Total number of registered and pending patents
12. March 2023 to November 2025
13. OOKA was launched in the UAE in 2023

air advanced inhalation rituals

4

A Well-Established Business Benefiting from Unique Competitive Moats World’s Leading Brand (1) (2) (3) Home to 3 of the 5 best-selling flavours globally with c.36%-44% global market share – larger than the next 4 competitors combined Global Reach and Distribution Capabilities (4) rd The only global Hookah player serving 90+ markets. Downstream capabilities including a mix of owned and 3 party distributors and market- leading e-commerce platforms ‘Must Have’ Products In-demand products for both wholesalers and lounges catering to adults Retail Strength (5) c.60%-65% market share in USA, c.50%-55% market share in Saudi Arabia, c.30%-40% market share in Spain The pure play heat Loyal Customer Base not burn leader (6) Up to 47% of Al Fakher customers across key geographies express strong loyalty to both brand and flavour Innovation Pioneer Diversified and innovative portfolio catering to existing and emerging segments Regulatory Expertise Expertise in engagement with regulators, with a proven track record of successful outcomes and the resources necessary to seek and obtain required regulatory authorizations and licenses Notes: 4. Based on Arthur D. Little Industry Report 2025. Markets include both geographical markets and duty-free markets where our products are sold 1. Based on Arthur D. Little Industry Report 2025. Based on company flavour-level sales data and ADL’s market-size estimates, these three flavours 5. Based on Arthur D. Little Industry Report 2025 5 together account for ~30% of the global market (excluding Russia and Turkey). This includes variants of Two Apples 6. Based on Inhalation Categories Penetration Report 2023 Opeepl, Arthur D. Little Industry Report 2025, 47% of Saudi Arabia respondents state they 2. Based on Arthur D. Little Industry Report 2025. Market share is based on markets where AIR operates, excluding Russia and Turkey are loyal to both brand and flavour 3. Based on Arthur D. Little Industry Report 2025

1. Market Overview

Flavoured Hookah is a Social Lifestyle Phenomenon Increasingly Popular Globally

Consumption is Driven by Social, Lifestyle and Cultural Aspects Rather Than Solely Nicotine Delivery…

Hookah is Enjoyed Across Consumer Demographics in the Western World[(1)]
Hookah consumption split by consumer demographics



Other
17%
Hispanic / Latino
11%
Black / African American
30%
White / Caucasian
42%



Other
16%
Hispanic / Latino
5%
Asian
6%
Middle Eastern
8%
Turkish
17%
White / Caucasian
48%

…Leading to Rapidly Rising Global Popularity and Engagement on Social Platforms…

Number of Hashtag Uses[(3)] (MM)



1
4
11
11
17
#iqos
#cigarettes
#redbull
#tequila
#Shisha #hookah

… With Opportunity to Grow in Western Markets (USA & EU)

Western markets contributed more to AIR's revenue over time, growing at ~12% CAGR - ahead of other geographies[(2)]



21%
32%
2019A
2024A

Consumers Enjoy the Product Both on Trade and Off Trade

Flavoured Shisha Molasses Market - Split by Channel (%)[(4)]



Volume
(Consumption Share)
~35%
Lounges
~65%
Home
Value
~15%
Home
~85%
Lounges

Notes:
1. Inhalation Categories Penetration Report 2023, Opeepl. Western World in this context includes the United States and Germany
2. Based on company management reports and internal data
3. Based on Instagram data as of November 2025
4. Based on Arthur D. Little Industry Report 2025

air advanced inhalation rituals
7

) 1 ( e u n e v Driving a Growing and Attractive Total Addressable Market Huge Market Opportunity Across Global … with High Attractivity for HoReCa Businesses Globally… Flavoured Hookah Categories… Value Chain Pricing: From Lounge to Consumer Total Addressable Market – 2025 Value ($) (3) in UAE ($/ Kg) 2,500 ~2,000 Flavoured Hookah 2,000 (2) Molasses Market $15–19bn 1,500 ~40x 1,000 ~550 500 ~11x $0.9–1.1bn ~50 - (4) (5) (6) Retail Selling Price VFM Lounge High End Lounge Selling Price Selling Price Notes: 3. Based on internal company information and reports as of November 2025 8 1. Market size from 2025 Arthur D. Little Industry Report 4. Retail selling price is the price Al Fakher in the UAE, as converted to USD with an exchange rate of 3.7 2. Market size from 2025 Arthur D. Little Industry Report based on consumer spend which includes the 5. VFM lounge selling price is the average price of a sample of VFM lounges in the UAE spending in lounges. It includes the market size of hookah devices and accessories 6. High end lounges selling prices is the average of certain sampled high-end lounges in the UAE h e a R k o r o e r H u y d t t i e n c r u a t u r f o o u p v p n a O l a n F o M i l s a n t s a o p e x T E s s a l o M

The Health Risk Profile of Hookah Relative to Other Tobacco Products Better Position Us to Meet Required Premarket Regulatory Obligations Hookah Cigarettes Vapes THP Sticks Oral Tobacco (1) Fewer/ Lower HPHCs Measured on key regulatory risk factors, hookah scores (2) Lower Addictiveness favourably vs other tobacco (3) Limited Youth Use - - and nicotine products We have routinely obtained and will continue to seek required premarket authorizations from U.S. FDA for new product offerings. Other regulators have treated hookah favorably compared to other product categories (4) Examples of USA state legislative developments in favour of hookah vs other forms of nicotine Notes: 3. Based on USA CDC and FDA National Youth Tobacco Use Surveys Data is highly 9 1. Lower and Fewer Harmful and Potentially Harmful Compounds is based on AIR commissioned aerosol chemistry 4. California Health and Safety Code § 104559.5 (2022) introduced the statewide ban on flavoured tobacco—excluding Data is reassuring concerning for analysis of Hoffman analytes in shisha aerosol hookah, premium cigars, and loose-leaf tobacco for public health public health 2. Based on low usage frequency according to internal and external sources, including the CDC, 2023 Arthur D. Little Industry Report, Test commissioned by AIR at ASL Analytic Service Laboratory and other company information

2. Investment Opportunity

It all starts with Al Fakher

- **The largest shisha brand globally**[1]
- **Al Fakher owns 3 of the 5 Best-Selling Flavours Globally: Two Apples, Mint and Gum With Mint**[2]
- **~14 million home consumers worldwide**[3]
- **Over 2.5 Million Al Fakher sessions enjoyed every day around the world**[4]


AL FAKHER
الفاخر

Notes:
1. By sales volume according to the Arthur D. Little Industry Report 2025
2. According to the 2025 Arthur D. Little Industry Report. Based on company flavour-level sales data and ADL's market-size estimates, these three flavours together account for ~30% of the global market (excluding Russia and Turkey). This includes variants of Two Apples
3. According to the 2025 Arthur D. Little Industry Report. Based on AIR's 2024 annual total volume, approximately 65% is consumed regularly by home users, typically 3–4 times per month, with an average serving size of 25
4. Daily sessions are estimated by dividing the annual total of ~1 billion sessions by 365 days (average serving size is ~25g)

11

A Brand that Continues to Expand its Relevance Al Fakher x Cookies AIR’s first lifestyle collab launched in July 2025 in the USA 12

Al Fakher x Snoop Dogg Collab Notes: 13 Dropped November 2025 in USA and Germany

A range of crafted mixes for consumers looking for an edgier brand with fantasy flavours 14

Tea-based shisha molasses. No tobacco. No nicotine. 15

Al Aseel – our first shisha offering for the value- (1) minded consumer in Saudi Arabia Notes: 1. Flavours depicted include Grape, Grape with Berry, Grape with Mint, and Love. 16

A range of crafted flavours in single-serve sachets. Providing an affordable entry price-point for consumers in emerging markets Notes: 17

A Leading Platform Driving Consumer Insights and Margin Growth

Leading Growing Portfolio of Digital Assets…



CELEBRATE 4TH OF JULY WITH 15% OFF SITE WIDE JULY 3-7
Shisha Kartel Hookah Tobacco

HOOKAH

#1
North America B2B e-commerce sites[(1)]

shisha-world

#1
European D2C e-commerce sites[(1)]

+

SHISHA
Global Hookah/ Shisha community platform
14MM+[(4)] Impressions

OOKA.com

…Capturing Significant Share of Hookah-Related Traffic

- ~35% B2B Traffic[(2)]
- ~40% B2C Traffic[(3)]

Leading to Increased Business Efficiency

- ✓ Better access to consumer data
- ✓ Improve customer-**proximity**
- ✓ **Unique and customised** channels of communications for **new product launches**
- ✓ Superior margin profile

Notes:
1. Source: SEMrush - Ranking based on market share by traffic by country and category
2. Source: SEMrush - Calculated as AIR website traffic in the USA divided by category traffic of November 2025
3. Source: SEMrush - Calculated as AIR website traffic in Germany divided by category traffic of July 2025
4. Google Search Console - from December 2024 to November 2025 air advanced inhalation rituals
18

OOKA is a Highly Innovative, Charcoal-Free Device – THE Pod-Revolution for Hookah Quick Clean Convenient Ready in 5 No charcoal Pod-based minutes needed system Easy Rechargeable Portable 3 hours of Pack it Simple to enjoyment assemble and go (1) ~$100MM+ Invested Developed by Former Dyson Leader (1) (2) 18 Patent Families Strong IP portfolio already showing deterrent effect 19 Notes: 2. Inclusive of pending patent families as of November 2025 1. As of November 2025

Research Data Indicate that OOKA Reduces Exposure to Harmful and Potentially Harmful Constituents Associated with Heat Not Burn Products[1]


OOKA


Carbon Monoxide
Concentration (mg/ml)
0.0008
(100%)
Not Detected
0.0000
#1 Heat not Burn Product[2]
OOKA
Carbonyls
Concentration (µg/ml)
0.472
(99%)
0.005
#1 Heat not Burn Product
OOKA
TSNAs[3]
Concentration (ng/ml)
0.050
(100%)
Not Detected
0.000
#1 Heat not Burn Product
OOKA

Source: Company Information

Notes:

1. Underlying data extracted from published scientific literature, including our peer-reviewed study published in Scientific Reports in 2025, which we commissioned [and from: Eldridge, A., et al., (2015). Variation in tobacco and mainstream smoke toxicant yields from selected commercial cigarette products. Regul. Toxicol. Pharmacol, 71:409-427 Jaccard, G., et al., (2017). Comparative assessment of HPHC yields in the tobacco heating system THS2.2 and commercial cigarettes. Regul. Toxicol. Pharmacol. 90:1-8,-Schaller, JP., et al., (2016). Evaluation of the Tobacco Heating System 2.2. Part 2: Chemical composition. Genotoxicity, cytotoxicity and physical properties of the aerosol. Regul. Toxicol. Pharmacol, 81:527-547].
2. Heat not Burn Product includes three conventional waterpipe aerosols evaluated as competitors, as measured in the study
3. TSNAs stands for Tobacco-specific nitrosamines

OOKA 20

OOKA Paves the Way for Further Premiumisation and Extraordinary Unit Economics

OOKA Allows AIR to Capture Significantly More Value vs Traditional Hookah…

$ Revenue per Kg(1)


~20x
Core Business
OOKA

…Resulting in Significantly Increased Profitability Relative to AIR's Core Business

$ Gross Profit per Kg(1) (2)


~15x
Core Business
OOKA

Source: Company Information

Notes:
1. Calculated on a per-kilogram basis for Core business products molasses and Ooka. Figures represent actuals as of November 30, 2025, averaged across the USA, UAE, and Germany—the markets where Ooka has been launched
2. Cogs excludes depreciation

air advanced inhalation rituals
21

Potential for Strong Growth and Top-Decile Performance Among Consumer Companies

3 New Product Categories Increases the Total Addressable Market ("TAM") from ~$20bn to $60bn+


Expansion Opportunity
4
Potential for Additional Upside
+ Functional Inhalation Market(1)
3
~$48-$60bn
+ $7-$9bn Nicotine Pouch Market(1)
2
~$40-50bn
+ $25-$30bn Vaping Market(1)
1
Core Flavoured Shisha Molasses Market(1)
$15-19bn
Total Flavoured Shisha Molasses Manufacturer Revenue(1)
$0.9 -$1.1bn

1 Expansion through Innovation



2 Vaping


CROWN

3 Nicotine Pouches


AL FAKHER
NICOTINE POUCHES
GRAPE MINT

4 Functional Inhalation


vant

22

air advanced inhalation rituals

Notes:
1. Market size from Arthur D. Little Industry Report 2025

USA is Expected to be the Largest Vape Market, Valued at ~$18bn at 2030, and is also one of the Fastest Growing Markets along with Saudi Arabia Vape Market Size US Saudi Arabia Germany Spain 1,374 17,644 304 258 1,198 220 13,509 233 Market Size ($MM) 2025 2030 2025 2030 2025 2030 2025 2030 752,366 13,781 10,344 32,826 12,910 31,875 605,090 7,914 Vape Units (‘000) 2025 2030 2025 2030 2025 2030 2025 2030 23 Source: Market size from Arthur D. Little Industry Report 2025

Breakthrough Vape technology: no ceramics or heavy metals. 24 Launching in Germany

USA is Expected to be the Largest Nicotine Pouch Market, Valued at ~$4bn in 2025, while Saudi Arabia is Expected to be the Fastest Growing Market at 30.4% CAGR between 2025- 2030 Nicotine Pouch Market Size US Saudi Arabia Germany Spain 10,782 575 481 85 3,989 37 Market Size 158 153 ($MM) 2025 2030 2025 2030 2025 2030 2025 2030 155 75 2,124 Volume 14 872 27 45 7 (MM Cans) 2025 2030 2025 2030 2025 2030 2025 2030 25 Source: Market size from Arthur D. Little Industry Report 2025

Al Fakher Nicotine Pouches being launched across the Middle East in Q4’25 Bringing our classic flavours to Al Fakher fans in the region 26

Future Product Pipeline: Vant is expected to be one of the world’s 1st Advanced Inhalation System Controlled Retail Pilot Test launched in November’25 in NYC & Madrid • Precise atomisation ensures smaller particles for faster onset of benefits • Unlike coil and wick systems, no (1) ceramics or heavy metal residue (2) • Exclusive to AIR in certain formulations Source: Company Information 27 Notes: 1. Quantum chip is manufactured without the use of ceramics/ heavy metals 2. VANT is exclusive to AIR for formulations that are 'nicotine-free' and free of cannabinoids compounds upon inhalation

3. Historical Financial Information

Strong Core Financial Track Record with Unique Combination of Scale, High Growth, High Margin And High Cash Generation

Revenue

$MM, excludes New Growth Market segments[2]

~98% revenue in hard currency[1], minimal FX risk


21%
CAGR 2020–2024: ~5%
310
356
385
361
374
2020 (6)
2021 (6)
2022 (6)
2023
2024

Gross Profit

$MM, excludes New Growth Market segments[2]


58%
60%
57%
56%
59%
22%
CAGR 2020–2024 : ~5%
181
214
219
202
221
2020 (6)
2021 (6)
2022 (6)
2023
2024
% GP Margin

Adjusted EBITDA[3]

$MM, excludes New Growth Market segments[2]


35%
35%
34%
35%
40%
37%
CAGR 2020–2024: ~8%
108
124
130
128
148
2020 (6)
2021 (6)
2022 (6)
2023
2024
% Adjusted EBITDA Margin(4)

Net Cash Generated from Operating Activities

$MM, Company Total

Average Net Operating Cash conversion: **88%**


89%
95%
88%
55%
116%
96
117
115
65
150
2020 (6)(7)
2021 (6)
2022 (6)
2023
2024
% Net Operating Cash Conversion(5)

Source: Company Information

Notes:
1."Hard currency" refers to USD, EUR, or currencies pegged to USD
2.New Growth Markets segment covers our offering under the OOKA brand, including proprietary devices and related consumables, modern oral nicotine pouches and both nicotine and non-nicotine inhalation devices under the VANT and Crown Switch brands
3.Adjusted EBITDA as earnings before interest, taxes, depreciation, and amortization, further adjusted to exclude items such as non-recurring expenses, share-based compensation, and other non-operational items
4.Adj. EBITDA Margin is calculated as Adj. EBITDA divided by revenue
5.Net Operating Cash Conversion is defined as net cash generated from operating activities divided by Adj. EBITDA. A reconciliation to the nearest IFRS measure can be found in the appendix
6.The financial information for 2020, 2021 and 2022 was audited under International Financial Reporting Standards and prepared in accordance with the requirements of the Companies (Jersey) Law 1991 and is not directly comparable to the financial information included for 2023 and 2024
7.Net cash generated from operating activities for 2020 has been adjusted to include a $50 million one-time payment made as the result of a tax payment made in connection with the company's delisting from a stock exchange during the period air advanced inhalation rituals

29

advanced inhalation rituals

The #1 Flavoured Hookah Player Globally[1] Revolutionising the Industry

Portfolio of **Well-Established Traditional Brands** and Highly **Innovative Game-Changing Devices…**

Hookah Ecosystem

- Global leader with the #1 brand[1] (Al Fakher) by volume, in a growing social lifestyle category with a large TAM
- Potential significant whitespace opportunities for expansion

1. **Responsible Approach to Regulatory Compliance**
2. **Grow Market Share in USA, Saudi Arabia and Spain for core business products**
3. **Profitable and Cash Generative with Sustainable Competitive Moat**
4. **OOKA: Patented Technology / Captive System**



OOKA

Other Forms of Consumption

A pipeline of innovative products and adjacent category products

- Pave the way for further premiumisation and strong unit economics

1. **Experiences Beyond Tobacco**
2. **Continuous Product Innovations**

Continuously improving and innovating products based on consumer and market feedback



AL FAKHER
AL FAKHER
CROWN

… Complemented by a **Strong Global Footprint** and **Digital Capabilities**

Global and well-invested production and distribution footprint **reaching 90+[2] markets** to serve growing organic demand globally



Portfolio of e-commerce and **digital platforms**: positioned for **high-margin, future growth and expansion**

shisha-world
HOOKAH
OOKA.com

Notes:
1. By Sales Volume. Based on Arthur D. Little 2025 Industry Report
2. Arthur D. Little 2025 Industry Report. Markets include both geographical markets and duty-free markets where our products are sold

30

Appendix

Revenue to Adj. EBITDA Reconciliation FY23 FY24 ($MM) 364.0 376.6 Revenue Cost of sales (163.6) (159.0) 200.5 217.6 Gross profit Distribution expenses (53.0) (52.6) (57.7) (71.4) Administrative expenses Impairment loss on trade and other receivables (9.5) (1.2) Impairment losses property, plant and equipment (1.2) - Impairment losses on intangible assets - (0.9) Other operating income / (loss) 0.9 0.5 Other losses (3.9) (1.1) Operating profit 76.0 91.0 - - Add: Depreciation - PP&E 7.0 5.0 3.0 3.4 Depreciation - right-of-use assets Amortisation 6.3 9.2 EBITDA 92.4 108.7 Share based compensations 5.2 6.3 Corporate restructuring costs 8.4 6.3 Significant provisions, write offs and associated legal costs 8.5 3.4 Impairment of intangible asset associated with discontinued operations - 0.9 Expenses of discontinued entities - 0.6 Inventory charge driven by exceptional regulatory change - 1.3 Public company readiness cost 3.2 1.6 Extra-ordinary supply chain costs - 0.4 117.7 129.5 Adjusted EBITDA Source: Company Information. 32